[Letterhead of Wilson Sonsini Goodrich & Rosati]

May 23, 2008
Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Kevin Kuhar, Division of Corporate Finance

Re:	Microchip Technology Incorporated
Form 10-K for fiscal year ended March 31, 2007
Commission File No. 0-21184

Ladies and Gentlemen:

On behalf of Microchip Technology Incorporated (the “Company”), we are responding to a verbal comment discussed on or about May 8, 2008 with Kevin Kuhar of the Staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s response to comment number 4 in the Staff’s letter dated March 25, 2008 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2007.

As conveyed in telephone messages with the Staff, this letter is to confirm that in future filings the Company will include disclosure regarding its gross deferred revenue, gross deferred cost of sales and deferred income on shipments to distributors as part of the disclosure of its revenue recognition policy in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.

If you should have any questions regarding the Company’s response, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta

J. Robert Suffoletta, Esq.

Enclosure